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EXHIBIT 99.1

To Our Shareholders:

      The comparative results of operations of Chicago Rivet & Machine Co. for the third quarter and first nine months of 2004 and 2003 are summarized below.

      Results for the third quarter of 2004 were positive. Revenue of $9,324,695 for the quarter is approximately $493,000, or 5.6%, higher than that recorded in the third quarter of 2003. Net income of $601,615 compares quite favorably with the $5,431 reported in the same period of 2003, when revenues were much lower. Along with higher revenue, results for the quarter also benefited from reductions in some manufacturing costs and a refund of certain business taxes. These factors are discussed in more detail below. On a year to date basis, 2004 revenue of $29,731,215 is approximately $657,000 greater than during the same period in 2003, while net income for the first three quarters amounted to $1,278,879, an increase of approximately $587,000.

      For the third quarter of 2004, revenue within the fastener segment totaled $7,824,144, an improvement of nearly $694,000 compared with the third quarter of 2003. This improvement is due, in part, to a general increase in activity within our markets compared with the third quarter of 2003. In addition, we continue to ship product related to new applications to both existing customers and new customers. Higher volumes are one factor contributing to the improvement in margins, compared to the third quarter of 2003 when margins were affected by unusually low volumes. With the exception of indirect labor and related fringe benefit costs and repair and maintenance expense, both of which were lower on an absolute basis in 2004, most variable cost components increased by an amount consistent with the increased volume, while fixed costs were relatively unchanged. Prices paid for raw materials continued to rise during the third quarter of 2004. During the quarter, we had some success in passing along these costs. We also benefited, to some extent, from the higher material costs as we sold, at higher prices, some inventory that was valued at the lower material prices that prevailed in the prior quarter. In addition, a portion of these higher material costs is reflected in higher inventory values at the end of the third quarter. On a year to date basis, 2004 revenues within the fastener segment are 4.5% higher than those recorded in the first nine months of 2003. As in the third quarter, most year to date changes in manufacturing costs are consistent with the increased level of activity. Indirect labor, related fringe benefits and repair and maintenance expense have declined year to date, while higher than normal tooling expenses incurred in the first half of the year, in connection with the initial production of several new parts, contributed to year to date tooling expense being significantly higher than that incurred in the first nine months of 2003.

      The cost of raw material continues to be a serious concern. Global demand for commodities continues to manifest itself in the form of higher prices and limited material availability. Our efforts to recover these higher costs have met considerable resistance. We continue to pursue recovery of these costs, but our ability to do so may be limited by either competitive or contractual situations. In certain cases, we may find it advantageous to discontinue production of parts for which we cannot obtain price relief.

      Revenues within the assembly equipment segment declined by nearly 12% during the third quarter of 2004 compared to the third quarter of 2003. On a year to date basis, 2004 revenues trail the first nine months of 2003 by 7%. During the third quarter, as in the first six months, reductions in labor costs and depreciation expense helped offset the effects of lower volumes. During the third quarter, the combined effect of these reductions was sufficient to allow a slight increase in gross margins for this segment, when compared to the third quarter of 2003. However, on a year to date basis, the savings realized were not sufficient to fully offset the impact of lower volumes and 2004 gross margins are slightly below the amount recorded for the first nine months of 2003.

      During the third quarter, the Company received a refund of Michigan single business tax amounting to approximately $330,000 as the result of a successful appeal of the tax calculation for four prior years. This tax has been traditionally recorded as an element of selling and administrative expense. This refund is the primary reason that selling and administrative expenses were some $301,000 lower during the third quarter of 2004 than during the third quarter of 2003. Partially offsetting the benefit of the tax refund were increases in legal and professional fees. Reductions in salary and depreciation expense were partially offset by increases in commission and profit sharing expense related to higher sales and profits recorded during the quarter. On a year to date basis, these factors contributed to a net reduction in selling and administrative expense of $354,000.

      Conditions within our markets remain largely unchanged from the prior quarter. Opportunities to further increase sales are limited by generally weak demand. This is especially true within the assembly equipment segment, where conditions have been weak for quite some time, and we have seen very little to indicate conditions in this segment will improve. Our outlook for the fastener segment is somewhat more optimistic as sales have shown some improvement and

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demand seems to have improved slightly, as well. We remain concerned about the cost and availability of raw materials. We continue to negotiate with our customers to recover these higher costs in the future, but we are concerned because some customers have resisted our efforts to negotiate price relief. At some point, we will be unable to accept future orders from these customers unless we are able to obtain price relief. At this time, it is not possible to predict the outcome of ongoing negotiations. We continue to actively pursue new business from both new and existing customers and our efforts continue to meet with some success, despite the extremely competitive conditions within our markets.

                               Respectfully yours,

           John A. Morrissey                          John C. Osterman
                Chairman                                  President

November 10, 2004

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increased global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                           CHICAGO RIVET & MACHINE CO.
                  SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS
                FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

                                    THIRD QUARTER             FIRST NINE MONTHS
                              -------------------------   -------------------------
                                  2004          2003          2004          2003
                              -----------   -----------   -----------   -----------
Net sales and lease revenue   $ 9,324,695   $ 8,831,742   $29,731,215   $29,074,149
Income before income taxes        916,615         8,431     1,947,879     1,050,293
Net income                        601,615         5,431     1,278,879       692,293
Net income per share                  .62           .01          1.32           .72
Average shares outstanding        966,132       966,132       966,132       966,132

                     (All figures subject to year-end audit)

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